ROPES & GRAY
                             ONE INTERNATIONAL PLACE
                        BOSTON, MASSACHUSETTS 02110-2624
                                  (617) 951-7000
                               FAX: (617) 951-7050
                  WRITER'S DIRECT DIAL NUMBER: (617) 951-7405
                 WRITER'S E-MAIL ADDRESS: JLODER@ROPESGRAY.COM

30 Kennedy Plaza                                             One Franklin Square
Providence, RI 02903-2358                                    1301 K Street, N.W.
(401) 455-4400                                                    Suite 800 East
FAX: (401) 455-4401                                  Washington, D.C. 20005-3333
                                                                  (202) 626-3900
                                                             FAX: (202) 626-3961

                                                     December 13, 2000


Liberty Floating
  Rate Advantage Fund
One Financial Center
Boston, Massachusetts  02111

         Re:      Liberty Floating Rate Advantage Fund

Ladies and Gentlemen:

         You have informed us that you propose to register under the Securities Act of 1933, as amended (the "Act"), and offer and sell from time to time shares of beneficial interest (the "Shares") of Liberty Floating Rate Advantage Fund (the "Trust").

         We act as counsel for the Trust and are familiar with the actions taken by its Board of Trustees to authorize the issuance of the Shares. We have examined the Trust's Agreement and Declaration of Trust, as amended (the "Agreement and Declaration of Trust"), and the Trust's By-Laws. We have also examined such other documents as we deem necessary for the purpose of this opinion.

         We assume that appropriate action has been taken to register or qualify the sale of the Shares under any applicable state and federal laws regulating offerings and sales of securities.

         Based on the foregoing, we are of the opinion that the issue and sale by the Trust of an unlimited number of Shares has been duly authorized under Massachusetts law. Upon the original issue and sale of any such authorized but unissued Shares and upon receipt by the Trust of the authorized consideration therefor in an amount not less than the applicable net asset value, the Shares so issued will be validly issued, fully paid and nonassessable by the Trust.

         The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Agreement and Declaration of Trust

Liberty Floating Rate Advantage Fund        -2-               December 13, 2000


disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or its Trustees. The Agreement and Declaration of Trust provides for indemnification out of the Trust property of the particular series of shares for all loss and expenses of any shareholder held personally liable for the obligations of the Trust. Thus, the risk of a shareholder's incurring financial loss on account of shareholder liability is limited to circumstances in which the particular series would be unable to meet its obligations.

         We understand that this opinion is to be used in connection with the registration of up to 26,000,000 Shares for offering and sale pursuant to the Act. We consent to the filing of this opinion with and as part of your Registration Statement on Form N-2 relating to such offering and sale.

                                                     Very truly yours,

                                                      /s/ Ropes & Gray
                                                      -----------------
                                                        Ropes & Gray